Exhibit 99.1

Momo Announces Unaudited Financial Results for the Fourth Quarter and Fiscal Year 2017

BEIJING, CHINA, March 7, 2018 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2017.

Fourth Quarter 2017 Highlights

•	Net revenues increased 57% year over year to $386.4 million.

•	Net income attributable to Momo Inc. increased to $97.5 million in the fourth quarter of 2017 from $83.8 million in the same period last year.

•	Non-GAAP net income attributable to Momo Inc. (note 1) increased 20% to $110.0 million in the fourth quarter of 2017 from $91.5 million in the same period last year.

•	Diluted net income per American Depositary Share (“ADS”) was $0.47, compared to $0.41 in the same period last year.

•	Non-GAAP diluted net income per ADS (note 1) was $0.53, compared to $0.44 in the same period last year.

•	Monthly Active Users (“MAU”)[1] were 99.1 million in December 2017, compared to 81.1 million in December 2016

Full Year 2017 Highlights

•	Net revenues increased 138% year over year to $1,318.3 million for the full year of 2017.

•	Net income attributable to Momo Inc. was $318.6 million for the full year of 2017, compared with $145.3 million in 2016.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $368.2 million for the full year of 2017, compared with $177.0 million in 2016.

•	Diluted net income per ADS was $1.53 for the full year of 2017, compared with $0.71 in 2016.

•	Non-GAAP diluted net income per ADS (note 1) was $1.77 for the full year of 2017, compared with $0.87 in 2016.

“We had a good fourth quarter, capping off a remarkable year. I am happy to see the initiatives that we took in prior quarters started to bear early fruits.” Commented Yan Tang, Chairman and CEO of Momo. “Net addition in MAU reaccelerated in the quarter with improving user retention and engagement. Such reacceleration shows the effectiveness of our product and content strategy as well as the improvement in the top of the funnel efficiency driven by our new marketing system. In addition, due to the initiatives that we have been taking since the fourth quarter, the content ecosystem around the live streaming service is seeing substantial development as we entered into the new year, providing a solid foundation for us to continue to drive content improvement and business growth for live streaming business going forward. ”

[1]	MAU during a given calendar month is defined as Momo users who accessed the Momo platform through Momo mobile application and utilized any of the functions on the Momo platform for at least one day during the 30-day period counting back from the last day of such calendar month. The active users on Hani, the Company’s stand-alone live video application, were not included in the MAU disclosed herein.

Fourth Quarter 2017 Financial Results

Net revenues

Total net revenues were $386.4 million in the fourth quarter of 2017, an increase of 57% from $246.1 million in the fourth quarter of 2016.

Live video service revenues continued its momentum and generated revenues of $328.0 million in the fourth quarter of 2017. The rapid growth in live video revenues was contributed by the increase in the quarterly paying users, which was 4.3 million for the fourth quarter of 2017, as well as, the increase in the average revenues per paying user per quarter.

Value-added service revenues mainly include membership subscription revenues and virtual gift revenues. The total value-added service revenues were $29.4 million in the fourth quarter of 2017, an increase of 54% from $19.1 million during the same period of 2016. The year over year increase was primarily driven by the increase in the number of paying users, and to a lesser extent, the increase in the average revenues per paying user per quarter with the result that we introduced more and more value-added services to our users to enrich communication experience among users. Total paying users of our value-added service were 5.0 million and 3.7 million as of December 31, 2017 and 2016, respectively.

Mobile marketing revenues were $21.8 million in the fourth quarter of 2017, an increase of 11% from $19.7 million during the same period of 2016. The growth in mobile marketing revenues was driven by the increased demand from brand marketers which was partially offset by the decrease of our advertisement inventories in the new version of Momo 8.0.

Mobile games revenues were $6.9 million in the fourth quarter of 2017, a decrease of 39% from $11.3 million in the fourth quarter of 2016. The decrease in game revenues was mainly due to the decrease in the quarterly paying users.

Cost and expenses

Cost and expenses were $293.3 million in the fourth quarter of 2017, an increase of 86% from $157.7 million in the fourth quarter of 2016. The increase was primarily attributable to: (a) an increase in revenue sharing with the broadcasters related to our live video service and virtual gift recipients; (b) an increase in marketing and promotional expenses to enhance our brand awareness, attract users and promote the live video service; (c) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; (d) increased infrastructure related spending, such as short messaging service charges, bandwidth costs and server depreciation costs, driven by more functions introduced on Momo’s platform.

Non-GAAP cost and expenses (note 1) were $280.8 million in the fourth quarter of 2017, an increase of 87% from $150.0 million during the same period last year.

Income from operations

Income from operations was $107.1 million in the fourth quarter of 2017, compared to $88.4 million during the same period last year.

Non-GAAP income from operations (note 1) was $119.6 million in fourth quarter of 2017, compared to $96.1 million during the same period last year.

Income tax expenses

Income tax expenses were $19.0 million in the fourth quarter of 2017, increased from $3.2 million in the fourth quarter of 2016. The increase was mainly because we generated higher profit in the fourth quarter of 2017 and the tax holiday of one of our major profit generating entities changed from 100% exemption to 50% exemption of income tax.

Net income attributable to Momo Inc.

Net income attributable to Momo Inc. was $97.5 million in the fourth quarter of 2017, compared to $83.8 million during the same period last year.

Non-GAAP net income (note 1) attributable to Momo Inc. was $110.0 million in the fourth quarter of 2017, compared to $91.5 million during the same period last year.

Net income per ADS

Diluted net income per ADS was $0.47 in the fourth quarter of 2017, compared to $0.41 in the fourth quarter of 2016.

Non-GAAP diluted net income per ADS (note 1) was $0.53 in the fourth quarter of 2017, compared to $0.44 in the fourth quarter of 2016.

Cash and cash flow

As of December 31, 2017, Momo’s cash, cash equivalents and term deposits totaled $1,059.6 million, compared to $651.3 million as of December 31, 2016. Net cash provided by operating activities in the fourth quarter of 2017 was $119.6 million, compared to $107.2 million for the same quarter of 2016.

Full Year 2017 Financial Results

Net revenues for the full year of 2017 were $1,318.3 million, an increase of 138% from $553.1 million in 2016, primarily driven by the significant increase in net revenues from live video service, value-added service, mobile marketing business.

Net income attributable to Momo Inc. was $318.6 million for the full year of 2017, compared to $145.3 million in 2016.

Non-GAAP net income attributable to Momo Inc. (note 1) was $368.2 million for the full year of 2017, compared to $177.0 million in 2016.

Diluted net income per ADS was $1.53 for the full year of 2017, compared to $0.71 in 2016.

Non-GAAP diluted net income per ADS (note 1) was $1.77 for the full year of 2017, compared to $0.87 in 2016.

Net cash provided by operating activities was $427.6 million during the full year of 2017, compared to $218.3 million in 2016.

Business Outlook

For the first quarter of 2018, the Company expects total net revenues to be between $387.0 million and $402.0 million, representing a year-over-year increase of 46% to 52%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income attributable to Momo Inc., and diluted earnings per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Wednesday, March 7, 2018 at 8: 00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong Time on March 7, 2018).

Dial-in details for the earnings conference call are as follows:

International:    +65 6713 5090

U.S. Toll Free:    +1 866 519 4004

Hong Kong Toll Free:    800-906601

Mainland China: 4006-208038

Passcode:    Momo

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, March 15, 2018. The dial-in details for the replay are as follows:

International:    +61-2-8199 0299

U.S. Toll Free:    +1 855 452 5696

Passcode:    8188118

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application, the Hani mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. For more information, please visit http://ir.immomo.com.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes and our financial outlook for the first quarter of 2018.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter of 2017 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the first quarter of 2018 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months		Year
	ended December 31		ended December 31
	2016	2017	2016	2017
Net revenues:
Live video service	194,840	327,995	376,925	1,102,592
Value-added service	19,067	29,380	67,603	103,139
Mobile marketing	19,730	21,830	66,339	76,178
Mobile games	11,299	6,891	35,453	35,619
Other services	1,182	260	6,778	743

Total net revenues	246,118	386,356	553,098	1,318,271
Cost and expenses:
Cost of revenues	(110,219)	(200,196)	(241,463)	(649,275)
Research and development	(7,733)	(18,760)	(31,399)	(51,491)
Sales and marketing	(28,395)	(56,622)	(97,173)	(217,437)
General and administrative	(11,357)	(17,711)	(38,983)	(62,581)

Total cost and expenses	(157,704)	(293,289)	(409,018)	(980,784)
Other operating (loss) income	(57)	14,008	406	23,379

Income from operations	88,357	107,075	144,486	360,866
Interest income	2,739	7,226	8,194	21,635
Impairment loss on long-term investments	(5,459)	—	(5,765)	(4,386)

Income before income tax and share of income on equity method investments	85,637	114,301	146,915	378,115
Income tax expenses	(3,182)	(19,047)	(5,136)	(65,980)

Income before share of income on equity method investments	82,455	95,254	141,779	312,135
Share of income on equity method investments	1,328	2,026	3,471	5,889

Net income	83,783	97,280	145,250	318,024

Less: net loss attributable to non-controlling interest	—	(227)	—	(542)

Net income attributable to Momo Inc.	83,783	97,507	145,250	318,566

Net income per share attributable to ordinary shareholders
Basic	0.22	0.25	0.38	0.81
Diluted	0.20	0.23	0.36	0.77
Weighted average shares used in calculating net income per ordinary share
Basic	388,567,606	397,753,884	377,335,923	394,549,323
Diluted	412,934,127	416,371,383	407,041,165	415,265,078

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months		Year
	ended December 31		ended December 31
	2016	2017	2016	2017
Net income	83,783	97,280	145,250	318,024
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustment	(8,337)	14,206	(11,642)	32,170

Comprehensive income	75,446	111,486	133,608	350,194
Less: comprehensive loss attributed to the non-controlling interest	—	(172)	—	(494)

Comprehensive income attributable to Momo Inc. shareholders	75,446	111,658	133,608	350,688

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31	December 31
	2016	2017
Assets
Current assets
Cash and cash equivalents	257,564	685,827
Term deposits	393,759	373,794
Accounts receivable, net of allowance for doubtful accounts of $nil and $90 as of December 31, 2016 and 2017, respectively	36,078	39,597
Prepaid expenses and other current assets	32,592	82,717
Deferred tax assets, current	72	—
Amount due from related parties	88	5,143
Short-term investment	—	1,614

Total current assets	720,153	1,188,692
Property and equipment, net	13,932	39,762
Intangible assets	—	7,462
Rental deposits	920	2,651
Long term investments	31,932	44,337
Deferred tax assets, non-current	208	7,197
Other non-current assets	2,593	8,495
Goodwill	—	3,401

Total assets	769,738	1,301,997

Liabilities and equity
Current liabilities
Accounts payable	40,457	74,535
Deferred revenue	41,277	64,865
Accrued expenses and other current liabilities	39,965	87,809
Amount due to related parties	8,117	5,804
Income tax payable	3,881	27,033

Total current liabilities	133,697	260,046
Deferred tax liabilities, non-current	—	1,866
Other non-current liabilities	2,022	2,305

Total liabilities	135,719	264,217
Shareholder’s equity (Note a)	634,019	1,037,780

Total liabilities and shareholder’s equity	769,738	1,301,997

Note a: As of December 31, 2017, the number of ordinary shares issued and outstanding was 398,425,309.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months		Year
	ended December 31		ended December 31
	2016	2017	2016	2017
Cash flows from operating activities:
Net income	83,783	97,280	145,250	318,024
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,156	3,917	8,404	11,722
Amortization of intangible assets	—	262	—	714
Share-based compensation	7,734	12,486	31,706	49,657
Share of income on equity method investment	(1,328)	(2,026)	(3,471)	(5,889)
Impairment loss on long-term investments	5,459	—	5,765	4,386
Impairment loss on intangible assets	—	191	—	191
Loss on disposal of property and equipment	9	19	15	17
Provision of allowance for doubtful accounts	—	—	—	85
Changes in operating assets and liabilities:
Accounts receivable	(10,806)	(7,513)	(22,978)	(1,226)
Prepaid expenses and other current assets	(6,558)	(22,779)	(15,634)	(45,824)
Amount due from related parties	391	(3,924)	1,037	(4,943)
Rental deposits	(96)	(123)	(304)	(1,590)
Deferred tax assets	(284)	(6,863)	(284)	(6,790)
Other non-current assets	—	1,077	—	(750)
Accounts payable	11,280	(182)	32,019	25,778
Income tax payable	3,946	13,840	3,946	22,683
Deferred revenue	3,534	17,118	15,546	20,417
Accrued expenses and other current liabilities	6,203	23,601	15,456	43,303
Amount due to related parties	1,162	(6,342)	1,642	(2,496)
Deferred tax liability	—	(52)	—	(145)
Other non-current liabilities	658	(401)	196	283

Net cash provided by operating activities	107,243	119,586	218,311	427,607
Cash flows from investing activities:
Purchase of property and equipment	(2,040)	(13,033)	(7,026)	(32,314)
Proceeds from disposal of property and equipment	24	—	63	8
Payment for long term investments	(3,012)	(3,024)	(14,542)	(8,003)
Prepayment of long term investments	(2,635)	(7,561)	(2,635)	(7,561)
Payment for acquired intangible assets	—	—	—	(2,993)
Purchase of term deposits	(129,734)	(72,683)	(509,612)	(592,432)
Cash received on maturity of term deposits	50,091	133,473	415,404	617,566
Payment for short term investments	—	(1,512)	—	(2,367)
Cash received from sales of short term investment	—	786	—	786

Net cash (used in) provided by investing activities	(87,306)	36,446	(118,348)	(27,310)
Cash flows from financing activities:
Proceeds from exercise of options	25	103	333	564
Deferred payment of purchase of property and equipment	—	—	(319)	(217)
Capital contribution from non-controlling interest shareholder	—	—	—	73

Net cash provided by financing activities	25	103	14	420
Effect of exchange rate on cash and cash equivalents	(8,404)	12,973	(11,882)	27,546

Net increase in cash and cash equivalents	11,558	169,108	88,095	428,263
Cash and cash equivalent at beginning of period	246,006	516,719	169,469	257,564

Cash and cash equivalent at end of period	257,564	685,827	257,564	685,827

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months				Three months
	ended December 31, 2016				ended December 31, 2017
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Cost and operating expenses	(157,704)	7,734	(a)	(149,970)	(293,289)	12,486	(b)	(280,803)
Income from operations	88,357	7,734	(a)	96,091	107,075	12,486	(b)	119,561
Net income attributable to Momo Inc.	83,783	7,734	(a)	91,517	97,507	12,486	(b)	109,993

	Year				Year
	ended December 31, 2016				ended December 31, 2017
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Cost and operating expenses	(409,018)	31,706	(c)	(377,312)	(980,784)	49,657	(d)	(931,127)
Income from operations	144,486	31,706	(c)	176,192	360,866	49,657	(d)	410,523
Net income attributable to Momo Inc.	145,250	31,706	(c)	176,956	318,566	49,657	(d)	368,223

Notes:

(a)	Adjustments to exclude share-based compensation of $7,734 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $12,486 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $31,706 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $49,657 from the unaudited condensed consolidated statements.